Navarrete Hospitality Group (NHG)

Business Plan

Prepared by:

Jonathan Navarrete

12/30/2021

Forward Looking Statements

This Business Plan contains Forward Looking Statements, please note:

Certain statements that we make may constitute “forward-looking statements.” Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “forecasts,” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would,” as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission, particularly the Form C that accompanies this Offering. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY

Navarrete Hospitality Group (NHG) is a business that will enter into a franchise agreement to create and operate a franchise of HANDAM BBQ (HANDAM FRANCHISE GROUP, LLC), a Texas limited liability company, and will operate out of rented facilities in Katy, TX. The business will offer distinct Korean BBQ with an outstanding premium meat dish and family-like atmosphere; this concept is well known for its charcoal grilling. The anticipated average order value will be $33.00, including beverages. First-year sales for the operation are estimated to be $2,4 million with a prime cost of 92.4%. Operating cash flows before taxes for the first full year of operations are projected to be **$278,189** or about 13% Net profit.

The anticipated rented space will be located in the Asian town area in Katy, Texas, within five miles of two colleges and a big plaza mall. Anticipated startup costs, including working capital and contingency funds, are $450,000 as a minimum and a maximum of $1,000,000. The company is seeking equity crowdfunding to fully finance the restaurant's development and early operational expenses. Based on conservative revenue growth estimates and actual revenue sales from the HANDAM BBQ franchise estimates for operating costs, **Navarrete Hospitality Group (NHG)**is projected to have an average return on investment of 61% over five years and to have fully paid back all initial outside equity investments by the third year of operations. **NHG has not yet signed a lease on a location.**

HANDAM BBQ

NAVARRETE HOSPITALITY GROUP N H G

As a part of our mission, **Navarrete Hospitality Group (NHG)** intends to position itself to meet the ever-challenging socio-economic developments of our local, regional, national, and international clientele. At **Navarrete Hospitality Group (NHG)**, the brand is known for delivering comprehensive, excellent, outstanding services to meet the needs of our clientele. We provide the highest level of service while individualizing every customer and maintaining integrity, fairness, and honesty with them.

We want to attain the number one spot in the market as soon as possible, and we will do all that is permissible by the laws of the United States of America to meet our customers' needs and exceed our esteemed customers' expectations. Furthermore, we will ensure we hold ourselves accountable to the highest standards by meeting our customers' needs precisely and completely whenever they patronize us. We aim to share common values with our clients, and we work hard to meet and surpass our clients' expectations. The times have evolved, and SEO, Brand Awareness, and a Strong Online presence are now making the difference between success and failure for many businesses. The company plan to utilize a robust strategic marketing plan and various brand-building tactics to ensure its brand exposure.

PURPOSE OF BUSINESS PLAN

The growth and success of any business largely depends on a viable business model and feasible operation methods. In addition, any entrepreneur going into this business must be conversant with the peak and off-peak periods in the industry to be able to accordingly make proactive plans that would be strategic for the growth of the business. The role and

importance of this business plan cannot be overemphasized. The purpose of this plan is to provide investors or financial institutions with the information necessary to evaluate the scope and future growth of **Navarrete Hospitality Group (NHG)** in the marketplace. In addition to serving as a roadmap for management, the plan will show that:

- A significant market opportunity exists when analyzing the current market demands and competitive landscape.
- The management team set in place is qualified to execute on a well-thought-out operational, marketing, and sales strategy.
- The correct capital structure will allow for a long-lasting, profitable business.

2.0 COMPANY OVERVIEW

2.1 COMPANY SUMMARY

HANDAM BBQ prides itself as one of Houston's best Korean BBQ restaurants. A unique dining experience, we use smokeless charcoal grills, allowing you to cook your food just how you like it. With a wide variety of delicious beef and pork cuts, fresh seafood, sizzling stews, banchan (side dishes), and delectable family-style combos, you're sure to find something savoury for everyone at your party. We also have two popular all-you-can-eat options, an incredible value that makes feeding your whole family affordable. HANDAM BBQ utilizes only the highest quality meats and ingredients available and has a high customer service and satisfaction standard.

CONCEPT INTEGRATION

There is significant cross-utilization of ingredients across the concept. All items are relatively simple to prepare.

OPENING HOURS

The concept will serve continuously from 11:30 am until 10:00 pm seven days a week. There is the potential to increase operating hours on high-volume days such as weekends, major holidays, and university events.

THE LOCATION

The anticipated facility is located 23330 Grand Cir Blvd, Katy, TX 77450. The building convenient location off of Grand Parkway and I-10, highly accessible to people traveling to and from the Energy Corridor, Cypress, and Sugar Land. We anticipate taking roughly five months to install the equipment, obtain opening inventory and staffing, and do dry runs before opening for service. **Navarrete Hospitality Group** will rent 4,971 square feet of shell empty space and use full-height reach-in refrigerators and low-profile refrigerated drawers under cooking equipment. In addition to rental payments of $16,000 per month plus associated common area maintenance charges. **Navarrete Hospitality Group will find a similar location if we do not engage with this location.**

2.2 OPPORTUNITY

Navarrete Hospitality Group is a company created with the vision to manage and operate a variety of restaurant concepts. By providing excellent food and service to the general public, we plan to archive an important contribution to the major events of social life, personal and professional gatherings are celebrated in restaurants. Acquaintances become friends, individuals become lovers across restaurant tables, big business deals are made,

and long-lasting memories are created around a table in a restaurant's safe and controlled environment

2.3 THE PROPRIETOR

Jonathan Navarrete is the General Manager of the HANDAM BBQ location at Bellaire Blvd in Houston, Texas, and he has over fifteen years of experience in the restaurant business. He started in the industry in 2006 from the back of the house as a line cook. In 2010 moved into the management field due to his natural leadership skills, strong work ethics, and high standards. Gained the most of his experience from different aspects of the industry by training and working in all positions from back and front of the house, giving Jonathan a broader understanding of the field and allowing him to adapt to the always challenging situations in the restaurant industry and make a quick decision that best suits the business. Jonathan obtained an Associate of applied science (AAS) Hospitality Management from Houston Community College, also is a certified sommelier from the American sommelier Society. And hold a court of masters-level 1, in addition, a level 2 and 3 awards in wines and spirits given by the Wine and Spirits Educational Trust along with Mixology/ bartender and hospitality certifications from the New York Bartending School. His experience extends from family own small concepts and large corporations like MASTRO'S STEAKHOUSE.



2.4 INVESTMENT REQUIREMENT

FUNDS REQUIRED

HANDAM BBQ requires a minimum investment of approximately $450,000 to build out and begin operations, which will be obtained via Crowdfunding.

PROJECTED RETURNS AND PAYBACK

Based on the capital budget and operating projections presented in the previous section, Navarrete Hospitality Group is anticipated to generate a return on investment of 71.1% in the first year and an average return on investment of roughly 61% over five years. The payback period for outside equity is projected to be approximately 5 years. Once the outside equity investment has been paid back in full, future Crowdfunding deals will be lunch to open multiple concepts.

INVESTMENT ASSUMPTIONS

The return on investment and payback period has been calculated based on the intended disbursement of 70% of after-tax cash flows to equity investors and the operating partners in the first year; 80% in the second year; and 90% in the third and subsequent years. Outside equity will receive 75% of all disbursed after-tax cash flows until all initial equity investments are paid back, while the proprietor will receive the remaining 25%. All Navarrete Hospitality Group LLC project cost and performance assumptions stated or implied are not guarantees.

3.0 MARKET ANALYSIS

3.1 THE MARKET

Asian Americans are the most affluent U.S. demographic segment. A relatively well-educated segment, they now number more than 18.5 million (5 percent of the population), with annual buying power expected to approach $1.33 trillion by 2022. Asian Americans are the second-fastest-growing subsegment after Hispanic Americans. They are a diverse group. Chinese Americans constitute the largest group, followed by Filipinos, Asian Indians, Vietnamese, Korean Americans, and Japanese Americans. As a group, Asian American consumers shop frequently and are the most brand-conscious of all the ethnic groups. They can be fiercely brand loyal, especially to brands that work to build relationships with them. As Korean Pop Music and Korean Drama become famous globally; more and more non-Koreans are starting to like Korean Food. Since Korean dramas have become more popular in recent years, restaurants are trying to provide customers with a traditional Korean barbeque experience and authentic food seen in the Korean drama. According to Public Radio International (2020), people watch Korean dramas online through video streaming companies in North America: "It attracts millions of viewers in the United States, and most of them are not Asian. American media companies are taking note of this growing viewership. Hulu recently partnered with DramaFever to offer more than 200 different K-Dramas on their site. Netflix is expanding its foreign content too." Korean barbeque is often shown in dramas, and drama lovers are more likely to try authentic Korean barbeque.

3.2 TARGET MARKET SEGMENTATION

Market segmentation is one of the pivotal keys that would ensure optimal success for Navarrete Hospitality Group because it defines our target market, which helps create compelling and positioning messages for our services. Before developing our business, we conducted our feasibility studies and market survey, and we were able to identify those who will benefit greatly from our service offerings.

Navarrete Hospitality Group will target Asian American, Hispanic consumers, working professionals, and residents within a five miles radius of the rented facility. In addition, local employment rates and incomes are rising. Katy has one of the top-ranked public education systems in the country, attracting more residents, which in turn is driving home construction, employment, and population growth. Currently, Katy does not offer smokeless charcoal grills Korean restaurants to his residents, neither all you can eat options, there is no competition, and **it is an untapped market**.

3.3 SWOT ANALYSIS

Given the innovative nature of HANDAM BBQ, a SWOT analysis has been conducted. The purpose is to align our strategies with our environment's realities to maintain and build on our strengths, take advantage of our opportunities, fix or eliminate our weaknesses, and counter threats. The following analysis highlights the internal strengths and weaknesses of HANDAM BBQ and the opportunities and threats facing the business in our external

environment. Below is a summary of HANDAM BBQ strengths and weaknesses relative to other Korean restaurants options in the area:

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<tr><td>

STRENGTH:

- Small family business with potentially reduced labor costs and a more local feel than the chains.
- Offerings can be adjusted to match local tastes and needs much more easily than the chains can.
- Small menu and good cross-utilization of ingredients and prep methods to reduce inventory needs and allow focus on quality.
- Small space, with associated reduced build-out costs (mostly just equipment).
- Emphasis on locally sourced ingredients.

</td><td>

WEAKNESS:

- Reduced name recognition and no brand-generated marketing.
- No strong brand identity.
- Limited number of menu options for to go options.
- Limited operations history.
- Potential for changes to rent structure.
- Higher food costs mainly due to Meat and seafood items are more expensive to puechase.

</td></tr>
<tr><td>

OPPORTUNITIES:

- Opportunity to expand our services
- Opportunity to build reputation and brand

</td><td>

THREATS:

- Existence of several Korean food places in the area.

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</table>

• Opportunity to compete with established players and gain significant ground • Possibility to add long-lasting value for our client	• The necessity to secure substantial capital injections to foster growth. • Changing the regulatory framework. • One of the significant threats that confront businesses worldwide is the economic downturn; when the economy is bad, it affects consumers' spending, negatively impacting businesses.

4.0 MARKETING & SALES

4.1 MARKETING STRATEGY

To compete effectively, HANDAM BBQ seeks to position its concepts as the "Korean BBQ" choice that supports the local supplier and culinary community. Because we will be relying on repeat orders from those working and studying in the area, we feel it is important to build relationships with regulars and emphasize our connections within the community.

4.2 MARKETING TACTICS

1. **Pre-Opening**: In order to get the HANDAM BBQ concept name in front of the target market prior to opening, we propose:

- Setting up tasting tables at local events (South Towne Block Party, Music Festivals, Study Week Stroll).
- Setting up social media accounts to highlight menu items and the staff making them.
- Building and maintaining a mobile-friendly website rather than relying solely on the word of mouth for marketing

2. **After Opening:** Once we are in operation, the marketing plan includes:

- Continuing participation in area promotional events.
- Continued social media content emphasizing the people making the food and local suppliers.
- Special items and giveaways to coincide with special days like Super Bowl and major sporting and cultural events.
- Frequent Order loyalty program that allows guests to earn free drinks or sides after multiple visits and/or on their birthdays.
- "I'm in the Family – Handam BBQ" T-shirts that staff and suppliers will appear in on social media feeds and that will be available for sale or given out as promotions at special events.

4.3 OPERATIONAL STRATEGIES

The plan is to operate as leanly as possible, particularly at first while we are building our clientele. The menu and equipment layout has been planned so that the operation in the back of the house could be run by a shift of only five people at slower periods. Most, if not

all, of the prep, can be done during a single shift, six days a week. Many items can be par-cooked or held fully prepared for fast order execution.

The menu items have been designed to cross-utilize ingredients and prep wherever possible. For example, meats prepared for customers can also be used on stews, Fried rice and different appetizers. Marinates and sauces can be adapted to become signature salad dressings. Also, the concept will use (mostly) the same packaging and beverage offerings to simplify inventory management and order processing. The rented facility provides cleaning, maintenance, security, shared utilities, waste removal, reducing our labor costs and simplifying operations to focus on efficient and high-quality production.

4.4 GROWTH STRATEGY AND OPPORTUNITIES

The proprietor may replicate HANDAM BBQ and any or all of its concepts or may execute other restaurant concepts or food-related businesses based on the success of this operation. Investors in Navarrete Hospitality Group LLC may retain the right of first refusal for investment on any subsequent restaurants or food-related businesses developed by the proprietors should additional capital be necessary. The company may grow by adding operations in other rented kitchen facilities in this area or other locations in the United States.

4.5 PURCHASING/ SUPPLY CHAIN STRATEGY

We will purchase as much of the produce, dairy and meats from local suppliers as is feasible. Our non-food items will be purchased through buying agreements in the rented facility or local warehouse stores. We will use generic packaging products rather than custom-printed items to save operating costs. The only branding will be concept-specific stickers on each bag. Each sticker will indicate that the concept is part of the HANDAM BBQ family.

4.6 DELIVERY STRATEGY

The facility will expedite all orders, which also manages all relationships with a guest. Orders will be received via integrated POS software, and we anticipate paying an average 3% commission on credit cards transactions.

5.0 FINANCIAL ANALYSIS

5.1 PROJECTED USES OF CAPITAL

Based on early estimates from local builders and on industry benchmarks, we project that HANDAM BBQ (Katy) will require about $450,000 to build out and open. We feel that carrying about $65,000 in working capital to support operations as HANDAM BBQ (Katy) builds its market plus a modest contingency of $40,000 to cover unexpected cost over-runs during build-out would be prudent. This brings the total project cost of $90.53 per square

foot. This amount appears higher than typical for a restaurant project because of the high-end equipment needed for the buildout of tables and A/C units. The statements on the following pages outline the project budget and detailed allocations within each budget category.

5.2 DETAILED CAPITAL BUDGET

	TOTAL COST	Details
REAL ESTATE	0	
Land Acquisition		0
New Building (s) – Construction / Contractor Fees		0
LEASEHOLD IMPROVEMENTS	90,580	
Construction Contract		288,580
Landlord Contribution		(198,000)
BACK OF HOUSE EQUIPMENT	85,000	
Kitchen Equipment		75,000
Kitchen Smallware		10,000
PROFESSIONAL SERVICES	100,000	
Architect & Engineer		25,000
Legal (lease & incorporation)		5,000
Franchise fee		50,000
Accounting & Tax		5,000

interior Design		15,000
ORGANIZATIONAL & DEVELOPMENT	55,700	
Sale Tax Fee and Deposits		3,000
Insurance Binder (property, casualty, liability)		2,000
Workers Camp. Binder		1,500
Building Permits		5,000
Liquor License		7,500
Utility Deposits (gas, electric, water)		1,200
Lease Deposit & Fees		32,000
Ordering/Deliver App Deposits		3,500
MANAGEMENT EQUIPMENT & TECHNOLOGY	15,600	
Security System		2,000
Point of Sale System and Terminals		3,500
Phone System		200
Office Computer (s)		2,500
Printer (s)		1,400
Office Supplies		1000
System Installation Services		5,000

PRE - OPENING EXPENSES			308,300	
Estimated Construction Period	5	months		
Construction Period Utilities				1,600
Construction Period Building Lease				10,250
Construction Period Interest				0
Contractor Meal Comps				0
Uniforms				1,200
Opening Inventories				
Food				24,000
Alcohol				12,000
Paper & Other Supplies				4,000
Marketing				
Website Development				2,000
Public Media				15,000
Social Media				2,500
Personnel				
Management				10,000
Hourly Employees				11,000
Payroll Taxes & Employee Benefits				3,000
Employee Meals During Training				2,000
Recruitment Expense				2,000

Training Expense			2,500
TOTAL DEVELOPMENT COST		$ 103,050	
WORKING CAPITAL & CONTINGENCY		70,000	
Working Capital			60,000
Contingency			10,000
TOTAL PROJECT COST		$ 450,000	

5.3 NOTES ON CAPITAL BUDGET

The facility is fully built-out by the landlord, including ventilation, security systems, and utilities. **Navarrete Hospitality Group (NHG)** is responsible for the fully build-out of the restaurant. To be conservative, we are estimating that equipment delivery, installation and dry-run will take six weeks, during which time we will be responsible for rent payments to the landlord. We expect to have some input from design professionals to ensure that our equipment layout is efficient and thus are carrying a modest amount of professional service fees for this purpose. **NHG has not yet signed the lease on this location**.

5.4 OPERATING PROJECTIONS FOR FIRST THREE YEARS

Based on the projected average check and our understanding of the local market, we project the first three years of revenues and expenses as detailed below.

	Year 1		Year 2		Year 3	
Sale						
Food	2,231,516	91%	2,495,380	90.%	2,855,493	88%
Liquor	143,574	5%	166,358	6%	194,693	6%
Beer	27,386	1%	27,726	1%	64,897	2%
Wine	48,154.00	3%	83,179	3%	129,795	4%
TOTAL SALES	**2,450,630**	**100.0%**	**2,772,643**	**100.0%**	**3,244,878**	**100.0%**
Discount & Comps:						
Food	10,378	0.4%	13,863	0.5%	16,224	0.5%
Beverage	12,700	0.5%	19.408	0.7%	19,469	0.6%
Investors Pay-out	147,038	6%	166,359	6%	194,693	6%
Royalty fees	122,532	5%	138,632	5%	162,244	5%
TOTAL SALES REDUCTIONS	292,648	11.9%	338,262	12.2%	392,630	12.1%
TOTAL NET SALES	**$2,157,982**	**88.1%**	**$2,434,381**	**87.8%**	**$2,852,248**	**87.9%**
Cost of Sales:						
Food	808,708	33%	914,972	33%	1,070,809	33%
Liquor	171,544	7%	194,085	7%	227,141	7%
Beer	24,506	1%	27,726	1%	32,244	1%
Wine	98,025	4%	110,906	4%	129,795	4%
TOTAL COST OF SALES	1,102,783	45%	1,247,689	45%	1,459,989	45%
GROSS PROFIT	**$1,055,199**	**55%**	**$1,186,692**	**49%**	**$1,392,259**	**43%**

Payroll:						
Salaries & Wages	612,657	25%	693,161	25%	811,222	25%
Employee Benefits	27,570	4.5%	31,192	4.5%	36,505	4.6%
TOTAL PAYROLL	640,227	29.5%	724,353	29.5%	847,727	24.5%
PRIME COST	**$1,743,010**	**92.4%**	**$1,972,042**	**74.5%**	**2,307,716**	**51.9%**
Other Controllable Expenses:						
Direct Operating Expenses	15,000	0.7%	15,300	0.7%	15,606	0.7%
Marketing	24,000	1.2%	24,720	1.1%	25,462	1.1%
Utilities	9,600	0.5%	12,080	0.5%	10,584	0.5%
General & Administrative Expenses	38,481	5.4%	42,856	5.4%	50,331	5.3%
Repairs & Maintenance	10,000	0.1%	13,090	0.1%	13,183	0.1%
TOTAL OTHER CONTROLLABLE EXP.	**97,081**	**7.9%**	**108,046**	**7.8%**	**115,166**	**7.7%**
CONTROLLABLE PROFIT	**$317,891**	**14.2%**	**$692,555**	**13.6%**	**$821,996**	**15.9%**
Occupancy Costs & Depreciation						
Occupancy Costs	188,898	9%	188,898	8%	188,898	7%

Other (Income) Expenses						
Interest Expense	7,068	0.3%	6,211	0.3%	5,282	0.2%
Other Expanse	2,400	0.1%	2,472	0.1%	2,546	0.1%
ADD BACK:						
Depreciation & Amortization	27,886	1.3%	27,886	1.3%	27,886	1.3%
DEDUCT:						
CASH FLOW BEFORE INCOME TAXES	**$119,525**	**6%**	**$193,729**	**9.%**	**625,270$**	**10.3%**

5.5 NOTES ON OPERATING PROJECTIONS

We project a very conservative 4% year-over-year growth rate in sales and a 2-3% annual increase in most operating expenses except for labor (estimated to increase by 4% annually), rent (increasing by 5% after first 5 years), and cost of goods sold which will hold relatively steady given our flexibility with menu composition and pricing.

5.6 ASSUMPTIONS

These operating statements assume a conservative sales growth rate of 4% per year. We have been intentionally conservative with order counts as well, projecting busier weekends and a few peak weeks around major local events and the university calendar for move-in and graduation. We project average checks on orders to be:

Note that these average checks reflect the multiple-guest order profiles typical of student purchases.

The cost of goods sold nets to 28.6% because of the slightly higher costs of buying local ingredients wherever possible. However, savings are obtained through cross-utilization and the use of unbranded packaging. We assume the cost of goods sold percentages will remain relatively stable as we will alter our menu to accommodate changes in individual item costs.

Labor costs reflect the increasing trend toward offering a $15 minimum wage.

Occupancy cost is based on a quoted rent of $15,741 per month for the first year in a triple-net lease. Comps and Commissions. Additional occupancy costs for taxes, insurance and common area maintenance are based on the proprietor's past restaurant experience in the area. Other operating costs are based on industry averages and area norms**. NHG has not yet signed the lease on this location.**

For the capital budget, working capital is estimated to be about one month of fixed operating costs, and we are carrying a contingency amount of $40,000 to cover unforeseen additional expenses during the buildout.

Given all of these conservative estimates, Navarrete Hospitality Group projects a 11% operating profit in its first full year of operations. This is in line with National Restaurant Association averages for formal-service operations.